EXHIBIT 17


                       SECURITY CAPITAL GROUP INCORPORATED
                               125 LINCOLN AVENUE
                           SANTA FE, NEW MEXICO 87501


                                          November 5, 2001


Special Committee of the Board of Directors
Storage USA, Inc.
165 Madison Avenue, Suite 1300
Memphis, Tennessee  38103

     Gentlemen:

     As permitted by the October 31, 2001 amendment and modification to the Strategic Alliance Agreement dated as of March 19, 1996 (as amended, the "Strategic Alliance Agreement") by and among Storage USA, Inc. ("Storage"), SUSA Partnership, L.P. (the "Operating Partnership"), Storage USA Trust, Security Capital U.S. Realty ("USRealty"), and Security Capital Holdings S.A. ("Holdings"), and to which Security Capital Group Incorporated (both as to itself and as successor to all the rights of USRealty and Holdings under the Strategic Alliance Agreement, "Security Capital") has become party as a result of the transactions between Security Capital, USRealty and Holdings and the consent granted by Storage pursuant to that certain letter agreement dated July 7, 2000 between Storage and Security Capital, we are very pleased to submit this proposal for a business combination between Storage and Security Capital.

     TRANSACTION STRUCTURE AND CONSIDERATION. The transaction we propose consists of two, effectively simultaneous, steps, the effect of which would be to provide (a) all of Storage's shareholders with cash consideration of $42 per share (the "Per Share Purchase Price") in exchange for their shares, and (b) the Operating Partnership's limited partners with (x) the same amount in cash, on a per-share equivalent basis, for their limited partnership interests or (y) if they so elect, the option of remaining limited partners in the Operating Partnership on terms reflecting the fact that the Operating Partnership will no longer be controlled by an entity for which the Operating Partnership represents all or substantially all of its business. Our proposal is premised on our ability to receive a step-up in the basis of all real estate and other assets owned directly or indirectly by Storage (including real estate owned by the Operating Partnership as well as any other real estate assets owned by partnerships and limited liability companies that are direct or indirect subsidiaries of Storage), other than assets owned through certain controlled corporate subsidiaries the stock of which we would acquire separately.

     In the first step of the proposed transaction (the "Purchase"), Security Capital would first acquire from the Operating Partnership all of the stock of Storage USA Franchise



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     Corp and SUSA Management, Inc. owned by it (alternatively, such stock could be distributed from the Operating Partnership to Security Capital in the Merger (as defined below), with appropriate adjustments to the Operating Partnership accounts), and then acquire from Storage all general and limited partnership interests held directly or indirectly by Storage in the Operating Partnership and SUSA Holdings LP, along with any and all other assets of Storage, for an amount in cash equal in the aggregate to the amount necessary to fund the payment of the Per Share Purchase Price for all shares of Storage common stock (including shares underlying options, net of the exercise price) at the effective time of the Merger and to fund repayment of all debt of Storage and the Operating Partnership to be repaid upon consummation of the transaction. As a result of the Purchase, Storage would have no assets, other than the cash consideration paid by Security Capital in the Purchase, and Security Capital would become the sole general partner and the controlling limited partner of the Operating Partnership. Immediately after the Purchase, Storage would merge with and into the Operating Partnership (the "Merger" and, together with the Purchase, the "Transaction"). In the Merger, (a) each Storage shareholder would receive the Per Share Purchase Price in respect of each share of Storage common stock held (while option holders would be cashed out for the spread value, as described below under "Employee Matters") and (b) the Operating Partnership's limited partners (other than Security Capital) would receive the same cash consideration, on a share-equivalent basis, payable to the Storage shareholders in the Merger, and their limited partnership interests would be cancelled, unless they elect to continue as limited partners of the Operating Partnership ("Electing LPs"), on the terms outlined below and to be reflected in an amended and restated Agreement of Limited Partnership to become effective upon consummation of the Merger. In the Merger, a number of additional limited partnership interests in the Operating Partnership would be issued to Security Capital equal in number to those cancelled, so that the proportionate interest of the Electing LPs in the Operating Partnership would be the same prior to and following the Merger. We believe the Merger can be effected without the need for registration, under U.S. federal or state securities laws, of the Electing LPs' limited partnership interests, and look forward to working with you and your counsel to confirm this (we would not be prepared, however, to register the limited partnership interests, and limited partners of the Operating Partnership who could not continue as Electing LPs without registration would not have the option to become Electing LPs). The Purchase and the Merger would be subject to approval by the Storage shareholders and by the limited partners of the Operating Partnership (which limited partner approval would be assured as a result of the interests controlled by Security Capital), but we do not believe or contemplate that the approval of the holders of Series A preferred units of the Operating Partnership would be required for the Transaction. The Transaction would be subject to customary conditions, including "material adverse change," but no financing condition.

     TREATMENT OF LPS. As described above, the Operating Partnership's limited partners (other than Security Capital) would be entitled to receive in the Merger the same cash consideration, on a share-equivalent basis, as is payable to the Storage shareholders, as contemplated and required by the existing partnership agreement governing the Operating Partnership. In addition, the limited partners could, at their discretion, elect to continue as limited partners of the Operating Partnership, subject to the terms of an amended and restated Agreement of Limited Partnership. Following the Transaction, Electing LPs would continue to receive distributions



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     PARI PASSU with Security Capital at the pre-Transaction level, subject to adjustment based on the cash flows generated by the Operating Partnership, and would have the right to be redeemed for cash, following the end of each calendar year, based on the Operating Partnership's net asset value, as determined by Security Capital, subject to review by an independent accounting firm if the limited partners (other than Security Capital) so request. For these purposes, the Operating Partnership's net asset value would be calculated based on a formula intended to reflect the Per Share Purchase Price paid to Storage shareholders in the Merger. The limited partners would no longer have the option (at the general partner's discretion) of being redeemed for stock of the Operating Partnership's general partner in lieu of cash. The partnership agreement governing the Operating Partnership would be amended accordingly. Following the Transaction, the Tax Protection Agreements relating to Electing LPs would continue in force.

     STORAGE AND OPERATING PARTNERSHIP LIABILITIES AND JOINT VENTURES. The Operating Partnership's debt securities (issued under the existing shelf registration statement), Series A preferred units and mortgage notes would remain outstanding (and the Series A preferred units would become exchangeable for new Series A preferred stock of Security Capital, on the same terms currently contemplated by the Operating Partnership's existing partnership agreement). Storage's existing lines of credit would be repaid upon consummation of the Transaction. Matters relating to the Operating Partnership's existing joint venture agreements would not be addressed in the Transaction documents either as conditions or otherwise.

     EMPLOYEE MATTERS. In the Transaction, all vested and unvested shares of Storage common stock held by Storage employees would be cashed out. In addition, all unvested options to purchase Storage common stock held by Storage employees would become fully vested, cancelled, and cashed out for the spread value (based on the Per Share Purchase Price), and the restrictions on all restricted stock held by such employees would lapse. Loans owed by those employees would be netted against any such proceeds payable to employees. All existing employment and change of control agreements would be honored in accordance with their terms (it being understood, however, that the Transaction itself would not constitute constructive termination or "good reason" under any such agreement or arrangements), and that it would be our expectation and requirement that current senior management continue diligently to perform their duties through the closing and beyond unless and until we should determine to make any changes in regard to such matters. The Transaction would not, however, be conditioned on any employees entering into agreements with Security Capital. Directors of Storage would be provided with going-forward indemnification and insurance coverage after the Transaction customary in public-company acquisition transactions.

     Fiduciary-Outs and Termination. In the Transaction agreement, the parties would agree that, during the 45-day period following execution thereof, Storage would not be subject to solicitation restrictions with respect to competing proposals, except for the obligation to notify Security Capital promptly of any "acquisition proposal" or the commencement of discussions with any third-party as to any alternative transaction, and subject to the terms described below with respect to termination (including payment of a termination fee and Security Capital's ability to match) in connection with termination of the agreement in favor of a "superior alterna-




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tive transaction." In the event that such a termination occurs during the 45-day period, Security Capital would be prepared to agree to vote its shares of Storage common stock in favor of the superior alternative transaction for up to four months after termination. During the period from the 45th day after execution of the Transaction agreement until the earlier of the closing of the Transaction or termination of the Transaction agreement (the "No-Solicitation Period"), Storage would not be permitted to, directly or indirectly, solicit, encourage or otherwise facilitate the making of, furnish information with respect to, or otherwise negotiate any "acquisition proposal," except in the event of any such proposal that is unsolicited and that the Special Committee of the Board of Directors of Storage determines in good faith (after consultation with its independent legal and financial advisors) is reasonably likely to result in a "superior alternative transaction". For these purposes a "superior alternative transaction" is an acquisition or merger (x) in which all of Storage's common shareholders receive consideration in the form of either cash and/or publicly traded common stock with a per share value in excess of the amount to be received in the Transaction (if any Storage shareholders are to receive or have the option to receive publicly traded common stock, the value of such publicly traded common stock in relation to the amount to be received in the Transaction shall be determined at the time a definitive agreement is entered into with respect to the superior alternative transaction based upon the 5-trading day trailing average market price of any such publicly traded common stock), and in which all of the limited partners of the Operating Partnership have the option to receive such consideration or to remain limited partners of the Operating Partnership or a successor limited partnership on terms comparable to those contemplated by the Transaction, (y) in which, regardless of whether any Storage shareholders are to receive or have the option to receive publicly traded common stock, the consideration to be received by Security Capital is payable entirely in cash, in an amount equal in value to the cash and/or stock consideration to be received by other shareholders, computing the value of any stock on the same basis as in (x) above, and (z) which is not subject to any financing contingency or any other conditions to closing or uncertainty of closing greater than the Transaction. The Transaction agreement would provide that whether before or during the No-Solicitation Period, Storage would only be able to change or withdraw its recommendation with respect to the Transaction, terminate the agreement and enter into a "superior alternative transaction" if it simultaneously paid a termination fee to Security Capital in the amount of $22.5 million, and if it had first provided Security Capital with five business days to match any such proposal. We expect that other terms of the fiduciary out provisions would be customary for transactions of this type.

                                    * * * * *

     We believe that our proposal is fair and fully reflects Storage's historical results and future prospects and that consummation of our proposed Transaction would be in the best interest of Storage and its public shareholders. The proposed terms of the combination represent a significant premium over the historic average trading price prior to September 7, 2001, the date of the announcement that Storage and Security Capital had modified their standstill arrangements and were entering into discussions.



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     The proposed Transaction would be effected pursuant to an agreement in form and substance customary for transactions of this sort, which would be entered into only following approval and recommendation by the Special Committee (and the full Storage Board of Directors), and only upon receipt by Storage of an opinion from its independent financial advisor as to the fairness from a financial point of view of the proposed Transaction to the Storage shareholders and Operating Partnership limited partners unaffiliated with Security Capital.
As noted above, the Transaction would be subject to approval by the requisite majority of Storage's shareholders (including Security Capital).

     As noted above, the proposed Transaction would not be subject to any financing contingency. However, we reserve the right to amend or withdraw the proposal at any time at our sole discretion or to discontinue discussions with you; unless and until you and we enter into a definitive and binding agreement with respect to the proposed Transaction or otherwise, we shall be under no obligation in respect thereof.

     We understand and you have confirmed by a separate written instrument that you have, as noted in the first paragraph of this letter, waived the "standstill" limitations on our actions under the Strategic Alliance Agreement to the extent necessary to permit us to provide you with this proposal and to allow further discussions between us with respect to the proposed Transaction, and that nothing contained herein or in such discussions shall be deemed to in any way violate any of the provisions of the Strategic Alliance Agreement, but that those provisions otherwise remain in effect. In accordance with applicable law and regulation, this letter will be filed as part of an amendment to Security Capital's Schedule 13D with respect to our ownership of your stock.

     We and our financial and legal advisors, J.P. Morgan Securities Inc. and Wachtell, Lipton, Rosen & Katz, are prepared to meet with the Special Committee of the Board of Directors and its and Storage's legal and financial advisors to review the proposed Transaction and begin negotiating final Transaction documents at any time convenient for you, and to move as expeditiously as possible to complete the negotiation and documentation of all matters relating to the Transaction.

                                          Very truly yours,

                                          /s/ C. Ronald Blankenship

                                          C. Ronald Blankenship